Filed Pursuant to Rule 433 Registration No. 333-133852

Bank of America Corporation

Merrill Lynch

Structured Investments

Innovative Investment Tools Tailored to Meet

Specific Investor Needs

The financial landscape is continuously evolving. With these changes come new investment imperatives. Structured Investments can be used alongside traditional investments to tailor investors’ market exposure to their risk/return profiles. Structured Investments offer the opportunity to position a portfolio for volatile markets and provide diversification that might otherwise be difficult to achieve through traditional investments. Contact your Financial Advisor to learn more about which Structured Investments may be right for you.

Solutions

Structured Investments provide investors with creative portfolio solutions beyond traditional managed strategies.

Structured Investments are designed to meet specific investment objectives. The return on these investments comes from the performance of the underlying asset or assets to which the investment is linked. The assets can include fixed income, equities, foreign exchange, commodities, or a combination of these assets. Structured Investments can accommodate investors with various types of risk and return profiles. As described below, Structured Investments may include the following: principal protection, enhanced income, market participation, and/or enhanced participation.

Benefits

Benefits of Investing in Structured Investments

Flexibility:

Structured Investments can be used to implement a wide variety of market views.

Simplicity:

Structured Investments offer a packaged solution for investors to access the potential returns of a combination of financial instruments linked to one or more asset classes.

Diversification:

Structured Investments enable investors to diversify a portfolio by providing access to the potential returns of a wide variety of asset classes.

Operational and Tax Efficiencies:

Structured Investments can reduce complicated financial, tax, legal, and operational issues surrounding the execution of sophisticated strategies by providing them in a single security.

Enhanced Risk/Return Profiles:

Structured Investments may provide full or partial principal protection and/or incremental return potential through upside leverage or through other means.

Bank of America Corporation Merrill Lynch Structured Investments

Re-examining Traditional Investment Strategies

A desire to be better positioned for market fluctuations has encouraged many investors to re-examine their portfolio allocation strategies. Structured Investments are increasingly being used by individual investors to implement their market views and balance their risk/return profiles in a way that may not be feasible through traditional investments.

It is important that investors are fully aware of the associated risks and whether these securities fit within their investment parameters.

Prior to investing, investors should carefully consider their investment objectives such as:

¡	Time horizon
¡	Risk tolerance
¡	Income requirements
¡	Market view (bullish, bearish, moderate outlook, etc.)

The following categorization of Structured Investments is meant solely for informational purposes and is not intended to represent any particular Structured Investment or guarantee any particular performance. Certain Structured Investments may have overlapping characteristics along each of these categories.

Principal Protection

Principal Protected Structured Investments can be appropriate for investors seeking growth- or income oriented market exposure with capital preservation. They offer full or partial principal protection at maturity, while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities.

It is important to note that the principal protection feature inherent in Structured Investments provides investors with principal protection only at maturity (subject to BAC’s credit risk). Principal protection may not be achieved if the investment is sold prior to maturity. In addition, in exchange for full or partial principal protection, investors may forfeit dividends or full exposure to an underlying asset and therefore, in some circumstances, may receive a lower return than investing directly in the underlying asset.

Enhanced Income

Structured Investments offering enhanced income can be appropriate for yield-oriented investors seeking potentially higher income returns than those that may be obtainable through comparable fixed income securities.

These short- to medium-term investments may offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset.

Enhanced Income Structured Investments generally do not include the principal protection feature. The payment at maturity, or upon repurchase by BAC in the case of callable investments, is generally determined by the performance of the underlying asset or group of assets. Although enhanced income streams may help offset potential declines in the underlying asset, investors may be exposed to downside risk and may lose part or all of their investment.

Market Participation

Certain Structured Investments can offer investors exposure to specific market sectors, asset classes, and/or strategies that may not be readily available through traditional investment alternatives.

Returns obtained from Market Participation Structured Investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. In some instances, these Structured Investments may also provide interim coupon payments.

These investments are not structured to include the principal protection feature. As a result, a decline in the performance of the underlying asset can result in loss of principal. Typically, these investments are appropriate for investors who are willing to take risk to principal as they do not assure full repayment of the principal amount at maturity.

Enhanced Participation

Enhanced Participation Structured Investments can be used to generate positive returns in a flat to moderately positive market environment (or in the case of bearish investments, a flat to moderately negative market environment). Structured Investments that utilize leverage to maximize returns can be appropriate for those investors who would like to optimize their exposure given their particular market view.

These short- to medium-term Enhanced Participation Structured Investments may offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. Typically, this leverage applies only to the positive return of the investment and does not increase the downside risk.

As these investments are not principal protected, and do not assure full repayment of principal at maturity, investors may lose part or all of their investment.

FACTORS TO CONSIDER WHEN BUYING STRUCTURED INVESTMENTS

Structured Investments may not be suitable for all investors. Different Structured Investments have various payout characteristics, risks, and rewards. Investors must understand the characteristics, risks, and rewards of each Structured Investment as well as those of the underlying asset before making a decision to invest. Prior to investing, investors should carefully read the related disclosure document, which contains a detailed explanation of the terms of the offering, as well as the risks, tax treatment, and other relevant information about the investment. Additionally, investors should consult their accounting, legal, or tax advisors before investing.

RISK CONSIDERATIONS

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Depending on the features associated with the particular Structured Investment, risks may include loss of principal and the possibility that investors will own the underlying asset at maturity with a market value that is less than the original principal amount invested.

¡	Structured Investments may also cap or limit the upside participation in an underlying asset.
¡	Some Structured Investments may not provide interest or coupon payments.
¡	Any payments due on Structured Investments, including principal protected investments, are subject to the credit risk of BAC.
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Factors that may affect the value of Structured Investments include, but are not limited to: interest rates, volatility of the underlying asset, liquidity, and time remaining until maturity of the investment.

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While some Structured Investments may pay interest similar to comparable fixed income securities, they often exhibit very different profit and loss potential. Any yield paid on Structured Investments may be lower than the yield on other debt securities of comparable maturity of BAC.

¡	Affiliates of BAC may maintain a secondary market; however, they are not obligated to do so.
¡	Structured Investments are generally not deposits and generally are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Bank of America Corporation “BAC” has filed a registration statement (including a prospectus supplement and a prospectus) with the Securities and Exchange Commission (SEC) for the potential offerings to which this communication relates. Before investing, you should carefully read the prospectus supplement and the prospectus in that registration statement and other documents that BAC has filed with the SEC relating to any offering described in this communication for more complete information about BAC and these offerings. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, BAC, any agent or any dealer participating in the offerings will arrange to send you the prospectus supplement, the prospectus, and other documents relating to any of these offerings if you so request by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free 1-866-500-5408.

© 2009 Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Member Securities Investor Protection Corporation (SIPC). Printed in the U.S.A.

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